Mail Stop 3561

May 11, 2009

Via Fax & U.S. Mail

Mr. Peter Ubaldi, Chief Executive Officer
Homeland Security Network, Inc.
2500 Legacy Drive, Suite 226
Frisco, Texas 75034

> **Re: Homeland Security Network, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 18, 2007**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 7, 2006**
> **File No. 000-15216**

Dear Mr. Ubaldi:

We have completed our review of your Forms10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief